UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Skye Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

83086J200

(CUSIP Number)

Paul A. Stone

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83086J200
1.	Names of Reporting Persons 5AM Ventures VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,648,913 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,648,913 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,648,913 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by 5AM Ventures VII, L.P. (“Ventures VII”), 5AM Partners VII, LLC (“Partners VII”), 5AM Ventures II, L.P. (“Ventures II”), 5AM Co-Investors II, L.P. (“Co-Investors II”), 5AM Partners II, LLC (“Partners II”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Parmar”), Dr. John D. Diekman (“Diekman”) and Dr. Scott M. Rocklage (“Rocklage” and, with Ventures VII, Partners VII, Ventures II, Co-Investors II, Partners II, Schwab, Parmar and Diekman collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 7,943,520 shares of Common Stock held by Ventures VII and (ii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII that are currently exercisable. Partners VII serves as sole general partner of Ventures VII. Schwab and Parmar are managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the securities held by Ventures VII.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023, (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024 and (iii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII.

CUSIP No. 83086J200
1.	Names of Reporting Persons 5AM Partners VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,648,913 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,648,913 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,648,913 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 7,943,520 shares of Common Stock held by Ventures VII and (ii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII that are currently exercisable. Partners VII serves as sole general partner of Ventures VII and shares voting and dispositive power over the securities held by Ventures VII.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024 and (iii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII.

CUSIP No. 83086J200
1.	Names of Reporting Persons 5AM Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,718,189 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,718,189 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,718,189 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are directly held by Ventures II. Partners II serves as sole general partner of Ventures II. Schwab, Diekman and Rocklage are managing members of Partners II. Each of Partners II, Schwab, Diekman and Rocklage shares voting and dispositive power over the securities held by Ventures II.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023 and (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

CUSIP No. 83086J200
1.	Names of Reporting Persons 5AM Co-Investors II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,796 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,796 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,796 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are directly held by Co-Investors II. Partners II serves as sole general partner of Co-Investors II. Schwab, Diekman and Rocklage and are managing members of Partners II. Each of Partners II, Schwab, Diekman and Rocklage shares voting and dispositive power over the securities held by Co-Investors II.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023 and (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

CUSIP No. 83086J200
1.	Names of Reporting Persons 5AM Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,785,985 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,785,985 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,985 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 1,718,189 shares of Common Stock held by Ventures II and (ii) 67,796 shares of Common Stock held by Co-Investors II. Partners II serves as sole general partner of each of Ventures II and Co-Investors II and shares voting and dispositive power over the securities held by Ventures II and Co-Investors II.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023 and (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

CUSIP No. 83086J200
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,666 (2)
	8.	Shared Voting Power 11,434,898 shares (3)
	9.	Sole Dispositive Power 11,666 (2)
	10.	Shared Dispositive Power 11,434,898 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,446,564 shares (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.2% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 11,666 shares of Common Stock issuable upon the exercise of stock options held by Mr. Schwab that are exercisable within 60 days of the date of this filing.

(3)

Includes (i) 7,943,520 shares of Common Stock held by Ventures VII; (ii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII that are currently exercisable; (iii) 1,718,189 shares of Common Stock held by Ventures II; and (iv) 67,796 shares of Common Stock held by Co-Investors II. Partners VII serves as sole general partner of Ventures VII. Partners II serves as sole general partner of each of Ventures II and Co-Investors II. Schwab is a managing member of each of Partners VII and Partners II and shares voting and dispositive power over the securities held by Partners VII, Ventures II and Co-Investors II.

(4)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024, (iii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII, and (iv) 11,666 shares issuable upon the exercise of stock options held by Mr. Schwab that are exercisable within 60 days of the date of this filing.

CUSIP No. 83086J200
1.	Names of Reporting Persons Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,648,913 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,648,913 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,648,913 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 7,943,520 shares of Common Stock held by Ventures VII and (ii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII that are currently exercisable. Partners VII serves as sole general partner of Ventures VII. Parmar is a managing member of Partners VII and shares voting and dispositive power over the securities held by Ventures VII.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024 and (iii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII.

CUSIP No. 83086J200
1.	Names of Reporting Persons John D. Diekman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,785,985 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,785,985 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,985 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 1,718,189 shares of Common Stock held by Ventures II and (ii) 67,796 shares of Common Stock held by Co-Investors II. Partners II serves as sole general partner of each of Ventures II and Co-Investors II. Diekman, is a managing member of Partners II and shares voting and dispositive power over the securities held by Ventures II and Co-Investors II.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023 and (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

CUSIP No. 83086J200
1.	Names of Reporting Persons Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,785,985 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,785,985 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,985 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 1,718,189 shares of Common Stock held by Ventures II and (ii) 67,796 shares of Common Stock held by Co-Investors II. Partners II serves as sole general partner of each of Ventures II and Co-Investors II. Rocklage is a managing member of Partners II and shares voting and dispositive power over the securities held by Ventures II and Co-Investors II.

(3)

This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023 and (ii) 11,822,124 shares of Common Stock that were issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction (as defined herein), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2023 (the “Original Schedule 13D”) filed on behalf of 5AM Ventures VII, L.P. (“Ventures VII”), 5AM Partners VII, LLC (“Partners VII”), 5AM Ventures II, L.P. (“Ventures II”), 5AM Co-Investors II, L.P. (“Co-Investors II”), 5AM Partners II, LLC (“Partners II”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Parmar”), Dr. John D. Diekman (“Diekman”) and Dr. Scott M. Rocklage (“Rocklage” and, with Ventures VII, Partners VII, Ventures II, Co-Investors II, Partners II, Schwab, Parmar and Diekman collectively, the “Reporting Persons”), relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Skye Bioscience, Inc., a Delaware corporation (the “Issuer”). This Amendment to the Original Schedule 13D is being filed to report the acquisition of Common Stock of the Issuer in the 2024 PIPE Transaction (as defined below), as described below. The share numbers in this Amendment also give effect to a 1-for-250 share reverse stock split of the Issuer’s Common Stock effected on September 6, 2023. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On January 29, 2024, Ventures VII and other unrelated investors entered into a Securities Purchase Agreement with the Issuer (the "2024 Purchase Agreement"), pursuant to which the Issuer issued and sold an aggregate of 11,822,124 shares of Common Stock and pre-funded warrants to purchase up to 9,978,739 shares of Common Stock (the “2024 PIPE Transaction”). Ventures VII purchased an aggregate of 5,206,074 shares of Common Stock for the purchase price of $12.0 million in the 2024 PIPE Transaction. The 2024 PIPE Transaction closed on January 31, 2024.

Following the closing of the 2024 PIPE Transaction, Ventures VII, Ventures II and Co-Investors II directly own 7,943,520, 1,718,189 and 67,796 shares of Common Stock, respectively, and Ventures VII directly owns Warrants to purchase 1,705,393 shares of Common Stock.

The source of the funds for the purchase of shares in the 2024 PIPE Transaction by Ventures VII described above was from capital contributions made by its general and limited partners.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of January 31, 2024:

Reporting Persons	Securities Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Ventures VII (1)	9,648,913	0	9,648,913	0	9,648,913	9,648,913	37.3%
Partners VII (1)	0	0	9,648,913	0	9,648,913	9,648,913	37.3%
Ventures II (2)	1,718,189	0	1,718,189	0	1,718,189	1,718,189	7.1%
Co-Investors II (3)	67,796	0	67,796	0	67,796	67,796	0.3%
Partners II (2)(3)	0	0	1,785,985	0	1,785,985	1,785,985	7.4%
Schwab (1)(2)(3)(4)	11,666	11,666	11,434,898	11,666	11,434,898	11,446,564	44.2%
Parmar (1)	0	0	9,648,913	0	9,648,913	9,648,913	37.3%
Diekman (2)(3)	0	0	1,785,985	0	1,785,985	1,785,985	7.4%
Rocklage (2)(3)	0	0	1,785,985	0	1,785,985	1,785,985	7.4%

(1)	Includes (i) 7,943,520 shares of Common Stock held by Ventures VII and (ii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII that are currently exercisable. Partners VII serves as sole general partner of Ventures VII. Schwab and Parmar are managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the securities held by Ventures VII.

(2)	Includes 1,718,189 shares of Common Stock held by Ventures II. Partners II serves as sole general partner of Ventures II. Schwab, Diekman and Rocklage are managing members of Partners II. Each of Partners II, Schwab, Diekman and Rocklage shares voting and dispositive power over the securities held by Ventures II.

(3)	Includes 67,796 shares of Common Stock held by Co-Investors II. Partners II serves as sole general partner of Co-Investors II. Schwab, Diekman and Rocklage are managing members of Partners II. Each of Partners II, Schwab, Diekman and Rocklage shares voting and dispositive power over the securities held by Co-Investors II.

(4)	Includes 11,666 shares of Common Stock issuable upon the exercise of stock options held by Mr. Schwab that are exercisable within 60 days of the date of this filing.

(5)	This percentage is calculated based upon the sum of (i) 12,338,910 shares of Common Stock outstanding on November 12, 2023, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 11,822,124 shares of Common Stock issued on January 31, 2024 pursuant to the closing of the 2024 PIPE Transaction, and, as applicable, (iii) 1,705,393 shares of Common Stock issuable upon exercise of warrants held by Ventures VII and (iv) 11,666 shares issuable upon the exercise of stock options held by Mr. Schwab that are exercisable within 60 days of the date of this filing.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

2024 PIPE Transaction Registration Rights Agreement

On January 29, 2024, in connection with the execution of the 2024 Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “2024 Registration Rights Agreement”) with certain investors (collectively the “Investors”), including Ventures VII, pursuant to which the Issuer has agreed, subject to the terms and conditions of the agreement, to file a registration statement under the Securities Act of 1933 (the “Registration Agreement”) within 60 days from the of the 2024 Registration Rights Agreement to register the resale of the shares of Common Stock issued in the 2024 PIPE Transaction, including the shares issued to Ventures VII. Under the 2024 Registration Rights Agreement, the Issuer is also required to use reasonable best efforts to have the Registration Statement declared effective as promptly as possible thereafter, and in any event no later than 30 days following the date of filing of the Registration Statement (or 60 days following the filing date in the event the SEC staff reviews and has written comments to the Registration Statement). The 2024 Registration Rights Agreement also includes customary provisions, including with respect to the payment of fees and expenses associated with the registration, as well as indemnification provisions.

The foregoing description is qualified in its entirety by the full text and form of the 2024 Registration Rights Agreement, a copy of which is filed herewith as Exhibit E and incorporated herein by reference.

2024 PIPE Transaction Lock-Up Agreement

Concurrently and in connection with the execution of the 2024 Purchase Agreement, Schwab, as a director of the Issuer, entered into a lock-up agreement with the placement agent for the 2024 PIPE Transaction, pursuant to which he will be restricted, for a period of 90 days following the closing of the 2024 PIPE Transaction, from selling or transferring securities of the Company, subject to certain exceptions (the “Lock-Up Agreement”).

The foregoing description is qualified in its entirety by the full text and form of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit F and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits at the end of Item 7:

E.	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-55136), filed on January 29, 2024).

F.	Form of Lock-Up Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

5AM Ventures VII, L.P.		5AM Partners VII, LLC

By:	5AM Partners VII, LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Ventures II, L.P.		5AM Partners II, LLC

By:	5AM Partners II, LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. John D. Diekman
Dr. John D. Diekman

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

F.	Form of Lock-Up Agreement